UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
MGM MIRAGE
(Name of Subject Company (Issuer))
MGM MIRAGE
(Names of Persons Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
552953101
(CUSIP Number of Class of Securities)
Copies to:
Gary N. Jacobs, Esq.
Executive Vice President and General Counsel
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 693-7120
and
Janet S. McCloud, Esq.
Christensen, Glaser, Fink,
Jacobs, Weil & Shapiro, LLP
10250 Constellation Blvd., 19th Floor
Los Angeles, California 90067
(310) 553-3000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past contacts, Transactions, Negotiations and Agreements.
Item 9. Exhibits.
SIGNATURE
EX-99.(A)(5)

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by MGM MIRAGE, a Delaware corporation (“MGM MIRAGE”), filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2007, as amended by Amendment No. 1 to the Schedule 14D-9/A filed with the SEC on September 6, 2007 (the “Schedule 14D-9”) in response to the tender offer by Infinity World Investments LLC (the “Purchaser”), an indirect wholly owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity, as disclosed in a Tender Offer Statement on Schedule TO filed with the SEC by Dubai World, Infinity World (Cayman) L.P. and the Purchaser on August 24, 2007, to purchase up to 14.2 million shares of MGM MIRAGE’s common stock, par value $.01 per share (the “Common Stock”), at a purchase price of $84 per share, in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2007 and the related Letter of Transmittal.
     Except as otherwise noted, the information set forth in the Schedule 14D-9 remains unchanged.
Item 3. Past contacts, Transactions, Negotiations and Agreements.
     Item 3 is hereby amended and supplemented by adding the following sentence to the Section entitled “Kerzner Joint Venture.”
     On September 11, 2007, MGM MIRAGE, Kerzner and Istithmar Hotels FZE, a wholly owned subsidiary of Dubai World, announced in a press release, which is filed as Exhibit (a)(5) to this Schedule 14D-9 and incorporated by reference herein, that the parties have entered into definitive agreements to form the joint venture.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)	Press release dated September 11, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGM MIRAGE
By:	/s/ Bryan L. Wright
Name:	Bryan L. Wright
Title:	Senior Vice President — Assistant
General Counsel & Assistant Secretary

Dated: September 11, 2007

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